Contact

www.linkedin.com/in/michael-yang-518b27278 (LinkedIn)

Michael Yang

Chairman & CEO at Pegasus International Group

Melbourne, Victoria, Australia

Experience

Pegasus International Group
Chairman & CEO
July 2007 - Present (17 years 2 months)
澳大利亞 維多利亞 墨爾本

Ultimate Power and Energy Ltd
Director and CEO
January 2012 - June 2016 (4 years 6 months)
澳大利亞 維多利亞 墨爾本

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